UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35756 / September 23, 2025

In the Matter of:

Fidelity Private Credit Fund
Fidelity Private Credit Company LLC
Fidelity Multi-Strategy Credit Fund
Fidelity Diversifying Solutions LLC
Fidelity Evergreen Private Credit Fund LP
Fidelity Private Credit SC LLC
Fidelity Unlevered Private Credit Fund LP
Fidelity Real Estate Debt Opportunities Fund II, LP
Fidelity Real Estate Opportunistic Income Fund, L.P.
Fidelity Convertible Arbitrage Fund LP
Fidelity Credit Opportunities Fund II, LP
certain of their wholly-owned subsidiaries as described in Schedule A to the application

245 Summer Street
Boston, Massachusetts 02210

FIAM LLC
Fidelity Direct Lending Institutional Fund, LP
Fidelity Real Estate Debt Opportunities Fund I, LP

900 Salem Street
Smithfield, Rhode Island 02917

812-15799

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Fidelity Private Credit Fund, et al. filed an application on May 15, 2025, and amendments to the application on August 20, 2025, and August 28, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 29, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35731). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Fidelity Private Credit Fund, et al. (File No. 812-15799) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.